EXHIBIT 12.1
RENEWABLE ENERGY GROUP, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

	For the year ended December 31,
	2012	2013	2014	2015	2016	2017
Earnings (deficiency):

Pre-tax income (loss) from continuing operations before
adjustment for equity investees	$23,713	$191,301	$86,110	$(160,411)	$48,981	$(109,569)
Add:
Fixed Charges	11,312	7,756	12,516	17,222	23,270	23,580
Amortization of cap interest	31	31	31	154	156	171
Subtract:
Interest capitalized	33	335	1,345	897	88	301
Preference security dividends	3,156	2,055	—	—	—	—
Earnings (deficiency)	$31,867	$196,698	$97,312	$(143,932)	$72,319	$(86,119)

Fixed charges:
Interest expense and amortization of costs related to indebtedness	$4,679	$2,397	$6,690	$11,867	$15,987	$18,755
Interest capitalized	33	335	1,345	897	88	301
Estimate of interest within rental expenses	3,444	2,969	4,441	4,458	7,195	4,524
Preference security dividends	3,156	2,055	40	—	—	—
Total fixed charges	$11,312	$7,756	$12,516	$17,222	$23,270	$23,580

Ratio of Earnings to Fixed Charges including Preference Security Dividends(1) (2)	2.8	25.4	7.8	—	3.1	—
Deficiency in the coverage of fixed charges	N/A	N/A	N/A	$161,154	N/A	$109,699

(1) Fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

(2) Our net losses were insufficient to cover fixed charges in the years 2015 and 2017. Because of these deficiencies, the ratio information is not applicable.